SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

NEW PROVIDENCE ACQUISITION CORP. II

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

64823D102

(CUSIP Number)

Gary P. Smith

C/O New Providence Acquisition Corp. II

10900 Research Blvd, Suite 160C, PMB 1081

Austin, Texas 78759

561) 231-7070

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 29, 2024

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 64823D102	Schedule 13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS
New Providence Acquisition II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,150,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,150,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,150,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
88.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.	Includes (i) one share of the Issuer’s Class B common stock, par value $0.0001 per share (“Class B Common Stock”), held by New Providence Acquisition II LLC (the “Sponsor”), which is convertible into one share of the Issuer’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”), and (ii) 6,149,999 shares of Class A Common Stock, (x) 3,000,000 shares of which the Sponsor elected to convert from Class B Common Stock previously held by the Sponsor on a one-for-one basis on May 5, 2023 and (y) 3,149,999 shares of which the Sponsor elected to convert from Class B Common Stock previously held by the Sponsor on a one-for-one basis on July 29, 2024. Alexander Coleman (“Mr. Coleman”) and Gary P. Smith (collectively, with the Sponsor and Mr. Coleman, the “Reporting Persons”) are the co-managers of the Sponsor and serve on the Issuer's board of directors. Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

2.	This percentage set forth herein is calculated based on the sum of (i) 6,932,523 shares of Class A Common Stock outstanding as of July 29, 2024, as reported in the Issuer’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on July 29, 2024, and (ii) one share of Class A Common Stock that the Reporting Persons currently have the right to acquire upon conversion of one share of Class B Common Stock on a one-for-one basis, which have been added to the Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.

CUSIP No.: 64823D102	Schedule 13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS
Alexander Coleman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,150,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,150,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,150,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
88.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1.	Includes (i) one share of the Issuer’s Class B common stock, par value $0.0001 per share (“Class B Common Stock”), held by New Providence Acquisition II LLC (the “Sponsor”), which is convertible into one share of the Issuer’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”), and (ii) 6,149,999 shares of Class A Common Stock, (x) 3,000,000 shares of which the Sponsor elected to convert from Class B Common Stock previously held by the Sponsor on a one-for-one basis on May 5, 2023 and (y) 3,149,999 shares of which the Sponsor elected to convert from Class B Common Stock previously held by the Sponsor on a one-for-one basis on July 29, 2024. Alexander Coleman (“Mr. Coleman”) and Gary P. Smith (collectively, with the Sponsor and Mr. Coleman, the “Reporting Persons”) are the co-managers of the Sponsor and serve on the Issuer's board of directors. Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

2.	This percentage set forth herein is calculated based on the sum of (i) 6,932,523 shares of Class A Common Stock outstanding as of July 29, 2024, as reported in the Issuer’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on July 29, 2024, and (ii) one share of Class A Common Stock that the Reporting Persons currently have the right to acquire upon conversion of one share of Class B Common Stock on a one-for-one basis, which have been added to the Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.

CUSIP No.: 64823D102	Schedule 13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS
Gary P. Smith

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,150,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,150,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,150,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
88.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1.	Includes (i) one share of the Issuer’s Class B common stock, par value $0.0001 per share (“Class B Common Stock”), held by New Providence Acquisition II LLC (the “Sponsor”), which is convertible into one share of the Issuer’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”), and (ii) 6,149,999 shares of Class A Common Stock, (x) 3,000,000 shares of which the Sponsor elected to convert from Class B Common Stock previously held by the Sponsor on a one-for-one basis on May 5, 2023 and (y) 3,149,999 shares of which the Sponsor elected to convert from Class B Common Stock previously held by the Sponsor on a one-for-one basis on July 29, 2024. Alexander Coleman (“Mr. Coleman”) and Gary P. Smith (collectively, with the Sponsor and Mr. Coleman, the “Reporting Persons”) are the co-managers of the Sponsor and serve on the Issuer's board of directors. Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

2.	This percentage set forth herein is calculated based on the sum of (i) 6,932,523 shares of Class A Common Stock outstanding as of July 29, 2024, as reported in the Issuer’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on July 29, 2024, and (ii) one share of Class A Common Stock that the Reporting Persons currently have the right to acquire upon conversion of one share of Class B Common Stock on a one-for-one basis, which have been added to the Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.

CUSIP No.: 64823D102	Schedule 13D	Page 5 of 11 Pages

SCHEDULE 13D

This Schedule 13D is filed on behalf of New Providence Acquisition II LLC, a Delaware limited liability company (the “Sponsor”), Alexander Coleman (“Mr. Coleman”) and Gary P. Smith (“Mr. Smith”, and collectively with the Sponsor and Mr. Coleman, the “Reporting Persons”).

Item 1. Security and Issuer

Securities acquired: Class A common stock, $0.0001 par value (“Class A Common Stock”)

Issuer: New Providence Acquisition Corp. II (the “Issuer”)

10900 Research Blvd, Suite 160C, PMB 1081, Austin, Texas 78759

Item 2. Identity and Background

(a) This statement is filed by:

(i) the Sponsor, which is the holder of record of approximately 88.7% of the issued and outstanding shares of Common Stock (as defined below) of the Issuer (6,932,524) based on the number of shares of Class A Common Stock (6,932,523) and Class B common stock, $0.0001 par value (“Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”) (one) issued and outstanding as of July 29, 2024, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”) on July 29, 2024 (the “Form 8-K”);

(ii) Mr. Coleman, the Chairman of the Issuer’s board of directors (the “Board”) and a co-manager of the Sponsor; and

(iii) Mr. Smith, the Chief Executive Officer and a Director of the Board and a co-manager of the Sponsor.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of each of the Reporting Persons is c/o New Providence Acquisitions Corp. II, 10900 Research Blvd, Suite 160C, PMB 1081, Austin, Texas 78759.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor. Mr. Coleman and Mr. Smith are the co-managers of the Reporting Person (the “Co-Managers”). The principal occupation of Mr. Coleman is the Chairman of the Board. The principal occupation of Mr. Smith is the Chief Executive Officer of the Issuer and Director of the Board.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Delaware limited liability company. The Co-Managers are citizens of the United States.

CUSIP No.: 64823D102	Schedule 13D	Page 6 of 11 Pages

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Common Stock currently beneficially owned by the Reporting Persons was $25,000. The source of these funds was the working capital of the Sponsor.

Item 4. Purpose of the Transaction

In connection with the organization of the Issuer, on January 15, 2021, 5,750,00 shares of Class B Common Stock (the “Founder Shares”) were purchased by the Sponsor for the amount of $25,000, pursuant to a Securities Subscription Agreement, dated as of January 15, 2021, by and between the Sponsor and the Issuer (the “Founder Share Purchase Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference.

In February 2021, the Sponsor transferred 10,000 Founder Shares to each of the Issuer’s independent directors at that time, Rick Mazer, Dan Ginsberg, Tim Gannon, Terry Wilson and Greg Stevens (collectively with the Sponsor, the “Founder Share Holders”).

On November 4, 2021, the Issuer effected a stock capitalization resulting in the Founder Share Holders holding 6,468,750 shares of Class B Common Stock (the “Capitalization”). Following the underwriter’s election to partially exercise its over-allotment option in the Issuer’s initial public offering, which was consummated on November 9, 2021 (the “IPO”) and forfeiture by the underwriters of the remaining outstanding option, 218,750 Founder Shares were forfeited (the “Forfeiture”). As a result of the Capitalization and Forfeiture, the Founder Share Holders held 6,250,000 shares of Class B Common Stock (with the Sponsor holding 6,200,000 shares and the independent directors holding an aggregate of 50,000 shares).

On November 9, 2021, simultaneously with the consummation of the IPO, the Sponsor purchased 8,000,000 warrants (the “Private Placement Warrants”) of the Issuer at $1.50 per Private Placement Warrant, pursuant to a Private Placement Warrants Purchase Agreement, dated as of November 4, 2021, by and between the Issuer and the Sponsor (the “Private Placement Warrants Purchase Agreement”), as more fully described in (i) Item 6 of this Schedule 13D, which information is incorporated herein by reference and (ii) the Issuer’s final prospectus filed by the Issuer with the SEC on November 8, 2021 in connection with the IPO (the “IPO Prospectus”). Each Private Placement Warrant is exercisable to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment.

On May 5, 2023, the Issuer held a special meeting in lieu of an annual meeting of stockholders (the “First Special Meeting”) to, among other things, amend its Amended and Restated Certificate of Incorporation (as amended and currently in effect, the “Amended and Restated Charter”) to extend the date by which the Issuer has to consummate a merger, amalgamation, stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (a “Business Combination”, and such period, the “Combination Period”) from May 9, 2023 to May 9, 2024 (the “First Extension Amendment Proposal”). In connection with the vote to approve the First Extension Amendment Proposal, holders of the shares of Class A Common Stock sold as part of the units in the IPO (the “Public Shares” and such holders, the “Public Stockholders”) elected to redeem an aggregate of 19,732,125 Public Shares for cash at a redemption price of approximately $10.41 per share, for an aggregate redemption amount of approximately $205,478,750 (the “2023 Redemptions”).

CUSIP No.: 64823D102	Schedule 13D	Page 7 of 11 Pages

In connection with the First Extension Meeting, the Issuer and the Sponsor, entered into share transfer agreements with several holders of Class A Common Stock (the “Share Transfer Agreements”), pursuant to which such holders agreed not to redeem an aggregate of 5,000,000 shares of Class A Common stock (the “Non-Redeemed Stock”). In exchange for the foregoing commitments not to redeem such Non-Redeemed Stock, the Sponsor agreed to forfeit and surrender to the Issuer for no consideration an aggregate of 1,500,000 shares of Class A Common Stock and Class B Common Stock held by the Sponsor, at the closing of the initial Business Combination, and the Issuer agreed to issue an aggregate of 1,500,000 shares of Class A Common Stock to such holders at such time.

Additionally, in connection with the First Special Meeting, on May 5, 2023, the Issuer issued an aggregate of 3,000,000 shares of Class A Common Stock to the Sponsor upon the conversion (the “2023 Conversion”) of an equal number of shares of Class B Common Stock held by the Sponsor as Founder Shares. The 3,000,000 shares of Class A Common Stock issued in connection with the 2023 Conversion are subject to the same restrictions as applied to the Class B Common Stock before the 2023 Conversion, including certain transfer restrictions, waiver of redemption rights and the obligation to vote in favor of a Business Combination, as described in the IPO Prospectus.

On May 9, 2024, the Issuer held a special meeting in lieu of an annual meeting of stockholders to, among other things, amend its Amended and Restated Charter to extend the Combination Period from May 9, 2024 on a monthly basis, up to six (6) times, until November 9, 2024, or such earlier date as may be determined by the Board (the “Second Extension Amendment Proposal”). In connection with the vote to approve the Second Extension Amendment Proposal, Public Stockholders elected to redeem an aggregate of 4,585,351 Public Shares for cash at a redemption price of approximately $10.89 per share, for an aggregate redemption amount of approximately $49.95 million (the “2024 Redemptions”).

On July 29, 2024, the Issuer issued an aggregate of 3,249,999 shares of Class A Common Stock to the Founder Share Holders upon the conversion of an equal number of shares of Class B Common Stock held by the Founder Share Holders as Founder Shares. The 3,249,999 shares of Class A Common Stock issued in connection with the 2024 Conversion are subject to the same restrictions as applied to the Class B Common Stock before the 2024 Conversion as described above. Following the 2023 Redemptions, the 2023 Conversion, the 2024 Redemptions and the 2024 Conversion, there are 6,932,523 shares of Class A Common Stock issued and outstanding and one share of Class B Common Stock issued and outstanding.

The shares of Common Stock owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the shares of Common Stock held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a blank check company formed for the purpose of effecting a Business Combination. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reporting Persons have agreed (i) to vote their shares in favor of any proposed Business Combination and (ii) not to redeem any shares in connection with a stockholder vote (or tender offer) to approve (or in connection with) a proposed initial Business Combination. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

CUSIP No.: 64823D102	Schedule 13D	Page 8 of 11 Pages

Item 5. Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of the shares of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 6,932,524 shares of Common Stock, including 6,932,523 shares of Class A Common Stock and one share of Class B Common Stock, outstanding as of July 29, 2024, as reported by the Form 8-K are as follows:

New Providence Acquisition II LLC
a)		Amount beneficially owned: 6,150,000	Percentage:88.7%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	6,150,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	6,150,000

Alexander Coleman
a)		Amount beneficially owned: 6,150,000	Percentage: 88.7%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	6,150,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	6,150,000

Gary P. Smith
a)		Amount beneficially owned: 6,150,000	Percentage: 88.7%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	6,150,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	6,150,000

Mr. Coleman and Mr. Smith are the co-managers of the Reporting Person, and as such, have voting and investment discretion with respect to the securities held by the Sponsor and may be deemed to have shared beneficial ownership of the securities reported herein and held directly by the Sponsor. The Co-Managers also serve on the Board. The Co-Managers disclaim any beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein and the inclusion of these securities in this Report shall not be deemed an admission of beneficial ownership of all of the reported securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c) None of the Reporting Persons has effected any transactions of shares of Common Stock during the 60 days preceding the date of this Schedule 13D, except as described in Item 4 and Item 6 of this Schedule 13D, which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

CUSIP No.: 64823D102	Schedule 13D	Page 9 of 11 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Founder Share Purchase Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, on January 15, 2021, 5,750,00 Founder Shares were purchased by the Sponsor for the amount of $25,000, pursuant to the Founder Share Purchase Agreement. In February 2021, the Sponsor transferred 10,000 Founder Shares to each of the Issuer’s independent directors at that time, Rick Mazer, Dan Ginsberg, Tim Gannon, Terry Wilson and Greg Stevens. On November 4, 2021, the Issuer effected a stock capitalization resulting in the Founder Share Holders holding 6,468,750 shares of Class B Common Stock. Following the underwriter’s election to partially exercise its over-allotment option in the IPO and forfeiture by the underwriters of the remaining outstanding option, 218,750 Founder Shares were forfeited. As a result of the underwriter’s election to partially exercise its over-allotment option, the remaining 6,250,000 Founder Shares are no longer subject to forfeiture. Following the Capitalization and Forfeiture, the Founder Share Holders held 6,250,000 shares of Class B Common Stock (with the Sponsor holding 6,200,000 shares and the independent directors holding an aggregate of 50,000 shares).

The description of the Founder Share Purchase Agreement contained herein is qualified in its entirety by reference to the full text of the Founder Share Purchase Agreement, a copy of which was filed as Exhibit 10.5 to the Registration Statement on Form S-1/A filed by the Issuer with the SEC on March 25, 2021 (and is incorporated by reference herein as Exhibit 10.1).

Private Placement Warrants Purchase Agreement between the Issuer and Sponsor

On November 9, 2021, simultaneously with the consummation of the IPO, the Sponsor purchased 8,000,000 Private Placement Warrants at $1.50 per Private Placement Warrant, pursuant to the Private Placement Warrants Purchase Agreement. Each Private Placement Warrant is exercisable to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment.

The description of the Private Placement Warrants Purchase Agreement contained herein is qualified in its entirety by reference to the full text of the Private Placement Warrants Purchase Agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 10, 2021 (and is incorporated by reference herein as Exhibit 10.2).

Insider Letter

On May 1, 2024, in connection with the IPO, the Issuer, the Reporting Persons and certain other parties thereto entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, he Reporting Persons agreed (A) to vote their Founder Shares, any shares of Common Stock underlying the Private Placement Warrants and any Public Shares in favor of any proposed Business Combination, except that it or he shall not vote any shares of Class A Common Stock that it or he purchased after the Issuer publicly announces its intention to engage in such proposed Business Combination for or against such proposed Business Combination, (B) not to propose an amendment to the Issuer’s Amended and Restated Charter (i) that would modify the substance or timing of the Issuer’s obligation to redeem 100% of the Public Shares if the Issuer does not consummate a Business Combination within 18 months from the completion of the IPO, or such later period approved by the Issuer’s stockholders in accordance with the Amended and Restated Charter, or (ii) with respect to any other provision relating to the rights of holders of shares of Class A Common Stock or pre-initial Business Combination activity, unless the Issuer provides the holders of Public Shares with the opportunity to redeem such shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Issuer’s trust account set up in connection with the IPO (the “Trust Account”) including interest earned on the funds held in the Trust Account and not previously released to the Issuer to pay its franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, (C) not to redeem any shares of Common Stock in connection with a stockholder vote to approve the Issuer’s proposed initial Business Combination or a vote to amend the provisions of the Amended and Restated Charter relating to stockholders’ rights or pre-Business Combination activity and (D) that the Founder Shares and any shares of Common Stock underlying the Private Placement Warrants shall not participate in any liquidating distribution upon winding up if a Business Combination is not consummated. The Sponsor also agreed that, in the event of the liquidation of the Trust Account of the Issuer, it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject to as a result of any claim by any vendor or other person (other than the Issuer’s independent public accountants) who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account below (i) $10.20 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case including interest earned on the funds held in the Trust Account and not previously released to the Issuer to pay its franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses); provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account.

CUSIP No.: 64823D102	Schedule 13D	Page 10 of 11 Pages

The description of the Insider Letter contained herein is qualified in its entirety by reference to the full text of the Insider Letter, a copy of which was filed by the Issuer as Exhibit 10.4 to the Form 8-K filed by the Issuer with the SEC on November 10, 2021 (and is incorporated by reference herein as Exhibit 10.3).

Registration Rights Agreement

On November 4, 2021, in connection with the IPO, the Issuer and the Sponsor entered into a registration rights agreement (the “Registration and Stockholder Rights Agreement”), pursuant to which the Sponsor was granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered.

The description of the Registration and Stockholder Rights Agreement contained herein is qualified in its entirety by reference to the full text of such the Registration and Stockholder Rights Agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on November 10, 2021 (and is incorporated by reference herein as Exhibit 10.4).

Share Transfer Agreements

In connection with the First Extension Meeting, the Issuer and the Sponsor, entered into Share Transfer Agreements with several holders of Class A Common Stock, pursuant to which such holders agreed not to redeem an aggregate of 5,000,000 shares of Class A Common Stock. In exchange for the foregoing commitments not to redeem such Non-Redeemed Stock, the Sponsor agreed to forfeit and surrender to the Issuer for no consideration an aggregate of 1,500,000 shares of Class A Common Stock and Class B Common Stock held by the Sponsor, at the closing of the initial Business Combination, and the Issuer agreed to issue an aggregate of 1,500,000 shares of Class A Common Stock to such holders at such time.

The description of the Share Transfer Agreements contained herein is qualified in its entirety by reference to the full text of such the Share Transfer Agreements, a form of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on May 3, 2023 (and is incorporated by reference herein as Exhibit 10.5).

Item 7. Material to be Filed as Exhibits

Exhibit 10.1	Securities Subscription Agreement, dated as of January 15, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1/A filed by the Issuer with the SEC on March 25, 2021).

Exhibit 10.2	Private Placement Warrants Purchase Agreement, dated as of January 15, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 10, 2021).

Exhibit 10.3	Letter Agreement, dated as of November 4, 2021, by and among the Issuer, the Sponsor and the certain stockholders named therein (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 10, 2021).

Exhibit 10.4	Registration and Stockholder Rights Agreement, dated as of November 4, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 10, 2021).

Exhibit 10.5	Form of Share Transfer Agreements (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 3, 2023).

Exhibit 99.1	Joint Filing Agreement, August 5, 2024, by and among the Reporting Persons.

CUSIP No.: 64823D102	Schedule 13D	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 5, 2024	NEW PROVIDENCE ACQUISITION II LLC

	By:	/s/ Gary P. Smith
		Name:	Gary P. Smith
		Title:	Authorized Signatory

Date: August 5, 2024		/s/ Gary P. Smith
Gary P. Smith

Date: August 5, 2024		/s/ Alexander Coleman
Alexander Coleman